# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DATASEA INTELLIGENT TECHNOLOGY LTD., CIK 0002110423
CUSIP: G2659M104
Title of class of securities: Class A Ordinary Share, no par value
Address of issuer's principal executive offices: Room 302-5, Building C, Gemdale Viseen, No. 5 Shengfang Rd., Beijing, China (F4), 102699
Date of event which requires filing of this statement: 04/15/2026
Filed by CIK 0001658783
Persons authorized to receive notices and communications: Fu Liu, Room 302-5, Building C, Gemdale Viseen,, No. 5 Shengfang Rd., Beijing, China (F4), 102699, 86 10-58401996

## Reporting persons
- Fu Liu (CIK 0001658783): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 100,952,695; shared voting power 0; sole dispositive power 100,952,695; shared dispositive power 0; aggregate amount beneficially owned 100,952,695 (48.9% of the class)
  Comment: (1) Numbers in Rows (7), (9), and (11) represent voting power of 952,695 Class A ordinary shares, with no par value, of Datasea Intelligent Technology Ltd. (the "Company" or the "Issuer") (the "Class A Ordinary Shares") and 2,000,000 Class B ordinary shares, with no par value, of the Company (the "Class B Ordinary Shares")[HL2.1]. The Class B Ordinary Shares are convertible to Class A Ordinary Shares at any time on a one for one basis. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to fifty (50) votes.
  (2) The beneficial ownership percentage in Row (13) is calculated based upon an aggregate of 6,447,153 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding as of June 1, 2026, as provided by the Issuer. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, no par value
Name of issuer: DATASEA INTELLIGENT TECHNOLOGY LTD.
Address of issuer's principal executive offices: Room 302-5, Building C, Gemdale Viseen, No. 5 Shengfang Rd., Beijing, China (F4), 102699
Comment: This Amendment No. 1 to Schedule 13D ("SC 13D/A") amends the Schedule 13D originally filed on June 16, 2023 (the "Original SC 13D"), which was filed under the CIK of Datasea Inc. ("Datasea"), prior to the merger of Datasea Inc. into the Company. The Original SC 13D is hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Original SC 13D shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original SC 13D.

## Item 2. Identity and Background
Name of person filing:
This SC 13D/A is being filed by the following person ("Reporting Person"):

Mr. Fu Liu, a citizen of the People's Republic of China. Mr. Liu's principal business address is Room 302-5, Building C, Gemdale Viseen, No. 5 Shengfang Rd., Beijing, China, 102699.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: Effective April 15, 2026, pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and between Datasea Inc. ("Datasea") and the Company, Datasea merged with and into the Company, with the Company surviving the merger (the "Merger"). Upon effectiveness of the Merger, the 2,000,000 shares of Datasea common stock, par value US$0.001 per share (the "Common Stock"), held by Fu Liu immediately prior to the Merger were converted into 2,000,000 Class B Ordinary Shares of the Company, and each other share of Common Stock held by Fu Liu immediately prior to the Merger was converted into one Class A Ordinary Share of the Company. The Class B Ordinary Shares are convertible to Class A Ordinary Shares at any time on a one for one basis. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to fifty (50) votes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this SC 13D/A is incorporated by reference herein. The percentage set forth in row 13 is based on an aggregate of 6,447,153 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding as of June 1, 2026, as reported by the Issuer to the Reporting Person. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this SC 13D/A is incorporated by reference herein. The percentage set forth in row 13 is based on an aggregate of 6,447,153 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding as of June 1, 2026, as reported by the Issuer to the Reporting Person. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth in rows 7 through 13 of the cover pages to this SC 13D/A is incorporated by reference herein. The percentage set forth in row 13 is based on an aggregate of 6,447,153 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares issued and outstanding as of June 1, 2026, as reported by the Issuer to the Reporting Person. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 6. Other than the relationship as set out in Item 4 hereof, there are no other contracts, arrangements, understandings, or relationships with respect to the Issuer's securities, among the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 2.1 Form of the Merger Agreement and Plan of Merger by and between Datasea Inc. and the Company, incorporated herein by reference to Exhibit 2.1 of the Form F-4, as amended, initially filed on February 13, 2026.

## Signatures
- Fu Liu: /s/ Fu Liu, Fu Liu (06/02/2026)